Viceroy Exploration Ltd.
(an exploration stage company)

2004 Six Month Report
(expressed in Canadian dollars)
(unaudited – prepared by management)

L E T T E R    T O    S H A R E H O L D E R S

August 16, 2004

Your company has been very active over the past quarter. Drilling on the Gualcamayo Gold Project in Argentina has continued over the three month period and results have been extremely encouraging. Please visit our website at www.viceroyexploration.com for details of our progress and the results to date.

Drilling on the main Quebrada Del Diablo zone has provided us with a much better understanding of the geological controls and we will now proceed to complete a new resource calculation.

Drilling on the Amelia Ines and Magdalena targets has been very successful with results showing that we appear to have high grade feeder zones in both areas. We now have sufficient data in both these areas to complete a resource calculation.

We expect that drilling will be completed by the middle of August, and we will commence an independent scoping study soon thereafter. This study will be the next stage in determining the ongoing development of the project.

We continue to grow and develop this exciting project and I look forward to reporting on our progress over the next quarter.

On behalf of the Board of Directors,

Patrick G. Downey
President and C.E.O.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis, prepared as of August 6, 2004, provides information that management believes is relevant to an assessment and understanding of the Company’s interim consolidated financial condition as at June 30, 2004 and the results of its operations and cash flows for the three-month and six-month periods then ended. The discussion should be read in conjunction with the previously issued discussion and analysis and the consolidated financial statements for the six-month period ended December 31, 2003, including the notes thereto. The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles. The Company’s year end was changed from June 30 to December 31 effective December 31, 2003. Accordingly, the comparative three and six month periods presented in these interim financial statements are for the three and six months ended December 31, 2003.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

This discussion contains forward-looking statements that involve inherent risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements.

GENERAL

Viceroy Exploration Ltd (“Viceroy” or the “Company”) is a newly established junior exploration stage company with a focus on gold exploration and development in Argentina. With $5.5 million in cash and cash equivalents of which $5.1 million is available as working capital at June 30, 2004, Viceroy is well financed to continue advancing its Gualcamayo gold property in San Juan province, Argentina, for which to date a previously reported resource of approximately 1.5 million ounces has been identified. An option agreement has been entered into on a second Argentine property of the Company and joint venture partners are being sought for the Company’s other properties which are all located in areas of ongoing project discovery, development and production in Argentina.

During the six months ended June 30, 2004:

-
the Company continued its first phase exploration program on the Gualcamayo property. A 48 hole, 11,800 metre reverse circulation drilling program underway at June 30, 2004 is expected to be completed in August 2004 at an approximate cost of $1.5 million, inclusive of road and pad construction costs, of which approximately $0.9 million had been incurred to June 30, 2004. Significant intervals of mineralization have been reported in the data obtained to date. Upon completion of the current program, the Company intends to update the Gualcamayo resource calculation. An independent scoping study and a diamond drill program is planned for the fall to expand and confirm continuity of the mineralized structures. The Company has determined that its funds on hand are sufficient to complete this activity; however, further substantive work beyond that outlined above will require new funding;

-
by option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly-owned Argentine subsidiary of Tenke Mining Corp., a TSX listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property of the Company through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009;

-
cash proceeds of total $2,816,240 was received, $2,520,000 from exercise of the 4,200,000 warrants issued in connection with the November 18, 2003 private placement, $115,900 from exercise of 193,167 of the total 350,000 brokers’ warrants issued in connection with the private placement and $180,340 from exercise of stock options for 406,000 shares;

-
the Company’s head office in Vancouver was established, recruitment of its staffing complement completed and the arrangement with a company related to Viceroy by virtue of common directors and officers for administrative, corporate services and provision of office space was terminated effective February 27, 2004;

-	The Company retained MacDougall Consultants Ltd., an Ontario based company specializing in corporate finance and communications, to provide investor relations services; and

-	The Company signed an office lease for its premises to July 31, 2007 at an annual rate of $30,000, payable monthly, with payments beginning August 1, 2004.

RESULTS OF OPERATIONS

For the three months ended June 30, 2004 (the “2004 second quarter”) as compared to the three months ended December 31, 2003 (the “2003 second quarter”):

Loss For The Period:

For the 2004 second quarter, the Company had a loss of $466,183 as compared to a loss of $1,115,063 for the 2003 second quarter. Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity.

A significant component of expenses in both these periods is stock-based compensation, which pursuant to the Company’s accounting policy is recorded as an expense at fair value, calculated using the Black-Scholes model. In the 2004 second quarter, stock-based compensation recorded in connection with stock options granted to an officer and a consultant is $162,919 which represents 35% of the $466,183 loss for the current period. In the 2003 second quarter, stock-based compensation recorded in connection with stock options granted to directors and related party consultants is $1,066,774 and represents 96% of the $1,115,063 loss for that period.

In the 2004 second quarter, the $241,251 Loss Before The Following, excluding non-cash charges, is considered to be representative of the level of ongoing operating expenses as compared to the 2003 second quarter $44,978 Loss Before The Following, excluding non-cash charges, which was incurred during start up.

Capitalized Exploration Expenditures:

In the 2004 second quarter, $1,470,588 was spent in connection with exploration of the Gualcamayo property of which approximately $900,000 was for the drill program in progress as compared to $229,013 spent on the property in the 2003 second quarter incurred primarily for surface field work and property maintenance payments.

Cash Flows:

Cash used in operating activities in the 2004 second quarter is $304,527 as compared to cash used in the 2003 second quarter of $175,347. As discussed above, the level of spending in the 2004 second quarter is representative of ongoing operating expenses whereas the Company was in start up during the 2003 second quarter.

Cash used in investing activities in the 2004 second quarter of $1,012,059 is substantially all for capitalized exploration expenditures on the Gualcamayo property primarily relating to the drill program in progress at June 30, 2004. In the 2003 second quarter, cash of $229,013 was used for capitalized expenditures on the Gualcamayo property and $1,940,000 was from an escrow transfer in connection with share subscriptions received for a private placement in November 2003.

Cash from financing activities in the 2004 second quarter of $136,600 is partial exercise of brokers’ warrants and the exercise of stock options. Cash from financing activities in the 2003 second quarter is $2,793,028 of which $2,735,328 is cash acquired on the acquisition of Consolidated Trillion Resources Ltd.

In summary, for the 2004 second quarter, total cash decreased by $1,179,986 to $5,536,894 as compared to an increase in total cash for the 2003 second quarter of $4,348,528 to $4,717,030.

For the six months ended June 30, 2004 as compared to the six months ended December 31, 2003:

Loss For The Period:

For the six months ended June 30, 2004, the Company had a loss of $1,045,548 as compared to a loss of $1,436,596 for the 2003 six months ended December 31, 2003. A significant component of expenses in both these periods is stock-based compensation which is recorded as an expense at fair value, calculated using the Black-Scholes model. In the 2004 six month period, stock-based compensation recorded in connection with stock options granted to certain employees, officers, and non-related party consultants is $560,034 which represents 54% of the $1,045,548 loss for that period. In the six months ended December 31, 2003, stock-based compensation recorded in connection with stock options granted to certain employees, directors and related party consultants is $1,117,080 and represents 78% of the $1,436,596 loss for that period.

In the six months ended June 30, 2004, the $566,758 Loss Before The Following, excluding non-cash charges, is considered to be representative of the level of ongoing operating expenses as compared to the $316,205 Loss Before The Following, excluding non-cash charges in the six months ended December 31, 2003, which was incurred during start up.

Capitalized Exploration Expenditures:

In the six months ended June 30, 2004, $1,877,030 was spent in connection with advancing the Gualcamayo property including $42,962 for the purchase of adjacent land and $1,834,068 for exploration of which approximately $900,000 was for the drill program in progress. In the six months ended December 31, 2003, $353,424 was spent primarily for surface field work and property maintenance payments.

Cash Flows:

Cash used in operating activities in the six months ended June 30, 2004 is $658,736 as compared to cash used in the six months ended December 31, 2003 of $212,321. As discussed above, the level of spending in the current period is representative of ongoing operation expenses whereas the Company was in start up in 2003.

Cash used in investing activities in the six months ended June 30, 2004 of $1,337,640 is substantially all for capitalized expenditures on the Gualcamayo property as compared to $353,424 spent on the property in the six months ended December 31, 2003.

Cash from financing activities in the six months ended June 30, 2004 of $2,816,240 is the exercise of warrants, partial exercise of brokers’ warrants and the exercise of stock options. Cash from financing activities in the six months ended December 31, 2003 comprises $1,997,700 from subscription proceeds of a private placement and $2,735,328 on the acquisition of Consolidated Trillion Resources Ltd, for a total $4,733,028.

In summary, for the six months ended June 30, 2004, total cash decreased by $819,864 to $5,536,894 as compared to an increase in total cash for the six months ended December 31, 2003 of $4,167,283 to $4,717,030.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents of $5.5 million of which $5.1 million is available as working capital at June 30, 2004 is considered sufficient for the current exploration activity through year end on the Gualcamayo gold property and for property maintenance requirements and administrative overhead for at least the next 18 months. Further substantive work on the property beyond that referred to elsewhere in this document will require new funding.

The functional currency of the Company is the Canadian dollar. Included in cash and cash equivalents at June 30, 2004 is $1,908,199 and $102,414 denominated in US dollars and Argentine pesos, respectively, which accordingly are subject to foreign currency rate fluctuations.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the six months ended December 31, 2003 are substantially unchanged as at June 30, 2004.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited consolidated information for the Company for each quarter since the date of its incorporation on March 31, 2003.

	Quarter Ended
	June 30,		March 31,		December 31,		September 30,		June 30,
	2004		2004		2003		2003		2003
	$		$		$		$		$

Capitalized property acquisition
and exploration costs	1,470,588	(2)	406,442	(3)	229,013	(2)	124,411	(2)	6,015,995	(1)
Revenue(4)	-		-		-		-		-
Loss from operations	466,183	(8)	579,365	(7)	1,104,250	(6)	321,532	(5)	10,813
Basic and diluted loss per share	(0.02)		(0.02)		(0.06)		(0.02)		(0.00)

(1) entirely capitalized property acquisition costs
(2) entirely capitalized property exploration costs
(3) comprising capitalized $42,962 land purchase cost and $363,480 property exploration costs
(4) the Company is in the exploration stage and has no revenues
(5) includes $250,306 stock-based compensation
(6) includes $866,774 stock based compensation
(7) includes $397,115 stock-based compensation
(8) includes $162,920 stock-based compensation

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a) Capitalized exploration costs

	Six Months Ended June 30, 2004
	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$
Gualcamayo
Balance – December 31, 2003	5,255,808	353,424	5,609,232
Change in the period:
Purchase of adjacent land	42,962		42,962
Drilling		701,435	701,435
Geologists’/engineers’ fees, travel/lodging		246,520	246,520
Field support		408,647	408,647
Assays		87,153	87,153
Property permits/licences/taxes		75,437	75,437
Road maintenance/drill pads		146,767	146,767
Location administration/office support		96,022	96,022
Non-recoverable IVA		72,087	72,087
	42,962	1,834,068	1,877,030

Balance – June 30, 2004	5,298,770	2,187,492	7,486,262

Salamanca
Balance – December 31, 2003 and
June 30, 2004	260,187	-	260,187

Las Flechas
Balance – December 31, 2003 and
June 30, 2004	200,000	-	200,000

Evelina
Balance – December 31, 2003 and
June 30, 2004	200,000	-	200,000

La Brea/Las Carachas
Balance – December 31, 2003 and
June 30, 2004	100,000	-	100,000

Total	6,058,957	2,187,492	8,246,449

	Six Months Ended December 31, 2003
	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$
Gualcamayo
Balance – June 30, 2003	5,255,808	-	5,255,808
Change in the period:
Geologists’/engineers’ fees, travel/lodging		122,753	122,753
Field support		83,898	83,898
Assays		38,940	38,940
Property permits/licences/taxes		27,944	27,944
Road maintenance		3,637	3,637
Water samples		3,979	3,979
Location administration/office support		59,790	59,790
Non-recoverable IVA		12,483	12,483
	5,255,808	353,424	353,424

Balance – December 31, 2003	5,255,808	353,424	5,609,232

Salamanca
Balance – June 30, 2003 and
December 31, 2003	260,187	-	260,187

Las Flechas
Balance – June 30, 2003 and
December 31, 2003	200,000	-	200,000

Evelina
Balance – June 30, 2003 and
December 31, 2003	200,000	-	200,000

La Brea/Las Carachas
Balance – June 30, 2003 and
December 31, 2003	100,000	-	100,000

Total	6,015,995	353,424	6,369,419

(b)	Outstanding share data as at August 4, 2004:
	(i)	shares authorized: an unlimited number of common shares without par value an unlimited number of first preferred shares an unlimited number of second preferred shares

	(ii)	shares issued and outstanding: 29,370,325 common shares with a recorded value of $14,336,040

	(iii)	warrants and stock options outstanding:
			Exercise price
	Number		$	Date of expiry
Stock options	133,500		0.39	December 2, 2004
	100,000		0.50	December 2, 2004
	300,000		0.50	September 12, 2008
	200,000		1.06	October 7, 2008
	800,000		1.25	December 3, 2008
	200,000		1.35	January 12, 2009
	200,000	(1)	1.25	February 1, 2009
	28,000		1.26	March 25, 2009
	150,000		1.27	April 2, 2009
	40,000		0.93	June 10, 2009
	2,151,500

Warrants	156,833		0.60	November 18, 2004

Total	2,308,333

(1) 78,750 shares are subject to vesting.

OTHER INFORMATION

(a)	Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and the Company’s website at www.viceroyexploration.com.

(b)	As the Company is a venture issuer, it is not required to and does not plan to file an Annual Information Form.

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Balance Sheets
(expressed in Canadian dollars)
(unaudited – prepared by management)

	June 30, 2004 $	December 31, 2004 $
Assets
Current assets
Cash and cash equivalents	5,536,894	4,717,030
Short-term investments	2,001	76,501
Prepaids and other receivables	232,240	161,325
	5,771,135	4,954,856
Exploration properties (note 2)	8,246,449	6,369,419
Furniture and equipment	25,958	-
	14,043,542	11,324,275

Liabilities
Current liabilities
Accounts payable and accrued liabilities	623,227	234,687

Shareholders’ Equity
Capital stock (note 3(a))	14,250,282	11,284,526
Stock options and warrants (note 3(c))	1,662,990	1,252,471
Deficit	(2,492,957)	(1,447,409)
	13,420,315	11,089,588
	14,043,542	11,324,275

Contractual Obligations (note 2)

See accompanying notes.

Approved by the Board of Directors

Robert Matthews Director	Patrick Downey Director

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months Ended		Six Months Ended
	June 30, 2004 $	December 31, 2003 $	June 30, 2004 $	December 31, 2003 $

Expenses
Director/officer/employee stock-based
compensation	136,237	977,374	354,562	1,027,680
Salaries, benefits and consultants	175,223	159,056	298,656	206,556
Stock exchange/transfer agent/listing
application	21,383	32,838	31,425	42,089
Legal	17,046	36,953	28,942	40,488
Shareholders’ communication	50,406	35,265	55,660	35,265
Amortization	2,595	-	4,718	-
Audit	3,559	24,080	3,559	24,080
Investor relations (note 3(d))	54,981	18,358	269,451	18,358
Travel and lodging	9,805	8,082	17,725	11,916
Office and miscellaneous	35,530	19,746	66,812	26,853

Loss before the following	506,765	1,111,752	1,131,510	1,433,285

Interest income	(17,460)	(7,604)	(44,235)	(7,604)

Loss on sale of short-term investment	17,486	-	17,486	-

Foreign exchange (gain) loss	(40,608)	10,915	(59,213)	10,915

Loss for the period	466,183	1,115,063	1,045,548	1,436,596

Deficit - Beginning of period	2,026,774	332,346	1,447,409	10,813

Deficit - End of period	2,492,957	1,447,409	2,492,957	1,447,409

Basic and diluted loss per share	(0.02)	(0.06)	(0.04)	(0.09)

Weighted average shares outstanding	29,081,236	17,802,865	28,175,774	15,801,433

See accompanying notes.

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months Ended		Six Months Ended
	June 30, 2004 $	December 31, 2003 $	June 30, 2004 $	December 31, 2003 $

Cash flows (used in) from operating activities
Loss for the period	(466,183)	(1,115,063)	(1,045,548)	(1,436,596)
Non-cash charges	183,001	866,774	582,239	1,117,080
Changes in non-cash working capital items	(21,345)	72,942	(195,427)	107,195

	(304,527)	(175,347)	(658,736)	(212,321)

Cash flows (used in) from investing activities
Exploration properties	(1,063,879)	(229,013)	(1,363,978)	(353,424)
Furniture and equipment	(5,194)	-	(30,676)	-
Cash held in escrow	-	1,940,000	-	-
Deferred acquisition costs	-	19,860	-	-
Proceeds on sale of short-term investment	57,014	-	57,014	-

	(1,012,059)	1,730,847	(1,337,640)	(353,424)

Cash flows from financing activities
Exercise of warrants and stock options	136,600	-	2,816,240	-
Subscription proceeds - net	-	57,700	-	1,997,700
Cash acquired on acquisition of subsidiaries - net	-	2,735,328	-	2,735,328

	136,600	2,793,028	2,816,240	4,733,028

(Decrease) increase in cash and cash
equivalents	(1,179,986)	4,348,528	819,864	4,167,283
Cash and cash equivalents - Beginning of
period	6,716,880	368,502	4,717,030	549,747

Cash and cash equivalents - End of period	5,536,894	4,717,030	5,536,894	4,717,030

Cash and cash equivalents consist of:
Cash and deposit accounts with banks and
brokerages	5,536,894	4,717,030	5,536,894	4,717,030

See accompanying notes.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to 2004 Six Month Report
For the Six Months Ended June 30, 2004
(expressed in Canadian dollars)
(unaudited – prepared by management)

1

Basis of Preparation

The Company was incorporated on March 31, 2003 and its first year end was June 30, 2003. The year end was subsequently changed from June 30 to December 31 effective December 31, 2003. Accordingly, the comparative six month period presented in these financial statements is for the six months ended December 31, 2003. These interim consolidated financial statements have been prepared based on the accounting policies and methods of their preparation as described in the previously issued consolidated financial statements for the six months ended December 31, 2003, except for the accounting for furniture and equipment as follows:

Furniture and Equipment

Furniture and equipment is recorded at cost and is amortized on a straight line basis over three years beginning the quarter of purchase.

2	Exploration Properties The gold exploration properties are substantially all located in San Juan province, Argentina, and are subject to net smelter royalties ranging between 0.5% and 2.5%.

	June 30, 2004
Property	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$

Gualcamayo	5,298,770	2,187,492	7,486,262
Salamanca	260,187	-	260,187
Las Flechas	200,000	-	200,000
Evelina	200,000	-	200,000
La Brea/Las Carachas	100,000	-	100,000
Total	6,058,957	2,187,492	8,246,449

As at June 30, 2004, a 48 hole, 11,800 metre reverse circulation drill program was in progress on the Gualcamayo property which drilling began in mid April 2004 and is expected to be completed in August 2004. The total cost of drilling, inclusive of road and pad construction, is budgeted at $1,500,000. As at June 30, 2004, approximately $900,000 has been spent in this regard and outstanding contractual obligations in connection with the program total approximately $600,000.

By option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly-owned Argentine subsidiary of Tenke Mining Corp. , a TSX listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009.

	December 31, 2003
Property	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$

Gualcamayo	5,255,808	353,424	5,609,232
Salamanca	260,187	-	260,187
Las Flechas	200,000	-	200,000
Evelina	200,000	-	200,000
La Brea/Las Carachas	100,000	-	100,000
Total	6,015,995	353,424	6,369,419

3	Capital stock

	a)	Issued and outstanding:

	Six Months Ended
	June 30, 2004
	Number of	Amount
	shares	$

Balance – December 31, 2003	24,471,158	11,284,526

Exercise of private placement warrants	4,200,000	2,520,000
Exercise of brokers’ warrants	193,167	157,668
Exercise of stock options	406,000	288,088
	4,799,167	2,965,756

Balance – June 30, 2004	29,270,325	14,250,282

b)	Brokers’ warrants:

	Six Months Ended
	June 30, 2004
		Weighted
		average
	Number of	exercise price
	warrants	$
Balance – December 31, 2003	350,000	0.60

Exercised in the period	193,167	0.60

Balance – June 30, 2004	156,833	0.60

c)	Stock options and warrants:

Six Months Ended
June 30, 2004

Balance – December 31, 2003	1,252,471

Stock-based compensation to employees, officers and consultants	381,245
Stock-based compensation to non-related party consultant subject
to vesting	178,790
Fair value of exercised stock options and brokers’ warrants
transferred to capital stock	(149,516)

Balance – June 30, 2004	1,662,990

d)	Stock options Changes in stock options granted and outstanding are:

	Six Months Ended
	June 30, 2004
		Weighted
		average
	Number of	exercise price
	options	$

Balance – December 31, 2003	2,039,500	0.83

Granted during the period	618,000	1.27

Exercised during the period	(406,000)	0.44

Balance – June 30, 2004	2,251,500	1.02

Included in the above stock options granted in the current period are 200,000 options which were granted on February 19, 2004 to a non-related party consultant providing investor relations services to the Company and which are subject to vesting. As of June 30, 2004, 121,250 of these options had been earned leaving a balance of 78,750 still subject to vesting. The $178,790 fair value of the 200,000 options at the date granted is included in investor relations expense in the statement of operations.

4	Related party transactions

a)

The Company has monthly consulting services arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements in the six months ended June 30, 2004 is $75,000, $45,000, $44,500 and $44,375, an aggregate of $208,875. The arrangement with one of the officers began March 15, 2004.

Included in director/officer/employee stock-based compensation in the six months ended June 30, 2004 is a total of $281,058 fair value of stock options granted to two of the officers.

b)
During the six months ended June 30, 2004, the Company paid $7,500 for administrative and corporate services, and office space to a company which is related by virtue of common directors and officers which arrangement terminated February 14, 2004.

c)
A director of the Company is associate counsel to the law firm providing corporate legal advice to the Company. In the six months ended June 30, 2004, the Company paid $20,089 to this firm for legal services.

C O R P O R A T E     D A T A

DIRECTORS	SHARES LISTED	LEGAL COUNSEL
W. David Black	VYE - TSX Venture	DuMoulin Black
Eric Cunningham	VCRYF - OTC	595 Howe Street
Patrick Downey		Vancouver, British Columbia
Michael Halvorson	CAPITALIZATION
Robert Matthews	Issued: 29,370,325 common shares	REGISTRAR AND TRANSFER AGENT
Ronald Netolitzky	(at August 4, 2004)	Computershare Trust Company of Canada
Toronto, Ontario
	HEAD OFFICE	Vancouver, British Columbia
OFFICERS	520 - 700 West Pender Street
	Vancouver, B.C. V6C 1G8	AUDITOR
Ronald Netolizky	Canada	PricewaterhouseCoopers LLP
Chairman of the Board	Tel: 604-669-4777	250 Howe Street, Suite 700
	Fax: 604-696-0212	Vancouver, British Columbia
Patrick Downey	www.viceroyexploration.com
President & CEO

John Fairchild, C.A.	SAN JUAN OFFICE
Chief Financial Officer	San Luis 235 Oeste
(5400) San Juan, Argentina
Michele Jones	Tel: (011) 54-264-421-1573
Corporate Secretary	Fax: (011) 54-264-427-4136

CAUTIONARY NOTES

These materials present a review of the Gualcamayo project in Argentina. Readers are cautioned that the Project is at an early stage and that all estimates and projections contained herein are based on limited and in complete data. More work is required before the mineralization and the Project’s economic aspects can be confidently modeled. Therefore, while the work results, estimates and projections herein may be consider ed to be generally indicative of the nature and quality of the Gualcamayo project, they are not definitive. No representation or prediction is intended as to the results of future work, nor can there be any promise that the estimates and projections herein will be sustain ed in future work or that the Project will otherwise prove to be economic.

These materials include certain “forward-looking statements” within the meaning o f the Private Securities Litigation Reform Act of 1995. Other than statements of historical fact, all statements in this material, including, without limitation, statements regarding potential mineralization and resources, estimated or potential future production, potential ranking gold producers, and future plans and objectives of the Company, are forward -looking statements that involve various known and unknown risks, uncertainties and o ther factors. There can be no assurance that such statements will prove accurate. Actual results and future events could differ materially from tho se anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of these materials. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, the actual results of current exploration activities, conclusions of any scoping, pre-feasibility or feasibility studies, changes in project par ameters and future metal prices, as well as those factors discussed under in the Company’s documents filed from time to time with the Toronto Stock Exchange (Venture), Canadian securities regulators and other regulatory authorities. All subsequent written and oral forward- looking statements attributable to the Company or persons acting on its beh alf are expressly qualified in their entirety by this notice.